ETF Managers Trust
30 Maple Street, 2nd Floor
Summit, New Jersey 07901

March 6, 2023

VIA EDGAR TRANSMISSION

Ms. Megan Miller
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	ETF Managers Trust (the “Trust”)
File Nos. 333-182274 and 811-22310

Dear Ms. Miller:

This correspondence responds to the comments you provided the Trust regarding a review by the staff of the Commission (the “Staff”) of the annual shareholder report filed on Form N-CSR for the Trust’s fiscal year ended September 30, 2022 (the “Annual Report”) with respect to the following series of the Trust (each, a “Fund” and collectively, the “Funds”):

S000038223	ETFMG Prime Junior Silver Miners ETF
S000047480	ETFMG Prime Cyber Security ETF
S000050191	ETFMG Prime Mobile Payments ETF
S000051172	ETFMG Alternative Harvest ETF
S000051284	BlueStar Israel Technology ETF
S000051348	Etho Climate Leadership U.S. ETF
S000053021	Wedbush ETFMG Global Cloud Technology ETF
S000053022	Wedbush ETFMG Video Game Tech ETF
S000058619	AI Powered Equity ETF
S000065810	ETFMG Sit Ultra Short ETF
S000067503	ETFMG Travel Tech ETF
S000068972	ETFMG Treatments, Testing and Advancements ETF
S000071726	ETFMG U.S. Alternative Harvest ETF
S000072014	ETFMG Prime 2x Daily Junior Silver Miners ETF
S000072016	ETFMG 2x Daily Travel Tech ETF
S000072019	ETFMG 2X Daily Alternative Harvest ETF
S000073455	ETFMG 2X Daily Inverse Alternative Harvest ETF

For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

Comment 1.    Please confirm in correspondence and include a footnote in the Financial Highlights going forward that portfolio turnover rates do not include “in-kind transactions.”

Response:    The Trust confirms.

Comment 2.    Please explain why Form N-CEN was not filed timely for this period.

Response:    The Trust notes in the process of test filing the Form N-CEN on December 14, 2022, there were a handful of “XML_SCHEMA_VIOLATIONs” that were present preventing the submission from filing live with the SEC. The schema errors were cleared on December 14, 2022, only after the EDGAR stopped accepting live filings for the day. Thus, the N-CEN was submitted and accepted on December 15, 2022.

Comment 3.    The Staff noted that several of the Funds invest in the ETFMG Sit Ultra Short ETF. Please explain supplementally why the applicable Funds did not break out the affiliated and non-affiliated income earned during the period on the Statement of Operations.

Response:    The Trust notes that ETFMG Prime Cyber Security ETF, ETFMG Prime Mobile Payments ETF, ETFMG Treatments, Testing and Advancements ETF owned ETFMG Sit Ultra Short ETF, an affiliated fund, as a collateral investment for the fiscal year ended September 30, 2022. Note 9 – Investments in Affiliates to the Financial Statements reports that the ETFMG Sit Ultra Short ETF did not distribute dividend income for the fiscal year ended September 30, 2022, thus, there was no affiliated dividend income to report in the Statement of Operations for the applicable Funds.

Comment 4.    With regard to securities lending activities, the Staff noted that Mount Vernon Liquid Assets Portfolio, LLC and ETFMG Sit Ultra Short ETF were disclosed as securities lending collateral investment vehicles. Please explain supplementally where the Staff can view the securities lending agreement that includes ETFMG Sit Ultra Short ETF as a designated collateral investment vehicle.

Response:    The Trust notes that ETFMG Sit Ultra Short ETF was designated as a securities lending collateral investment vehicle in the 2nd Amendment to the Securities Lending Agreement which was effective on December 17, 2019, but has not been filed with the SEC. The Trust filed the amendment as a POS-EX filing on March 3, 2023.

Comment 5.    With regard to securities lending activities, in addition, the Staff noted that for the period, the Funds that had invested in the ETFMG Sit Ultra Short ETF had generated losses. Please confirm that the principal risk disclosure in the Prospectus discusses the possibility of losses.

Response:    The Trust notes that following risk disclosure is included in the prospectus for each ETF that participates in securities lending:

Securities Lending Risk: The Fund may engage in securities lending. The Fund may lose money if the borrower of the loaned securities delays returning in a timely manner or fails to return the loaned securities. Securities lending involves the risk that the Fund could lose money in the event of a decline in the value of collateral provided for loaned securities. In addition, the Fund bears the risk of loss in connection with its investment of the cash collateral it receives from a borrower. To the extent that the value or return of the Fund’s investment of the cash collateral declines below the amount owed to the borrower, the Fund may incur losses that exceed the amount it earned on lending the security.

Comment 6.    The Staff noted significant ownership of ETFMG U.S. Alternative Harvest ETF in reviewing the ETFMG Alternative Harvest ETF.

a.Please explain how large shareholder risk and shareholder concentration risk is addressed in the Summary Prospectus and Statutory Prospectus.
b.Please disclose shareholder concentration risk and control risk in the financial statements.

c.Please explain if the Trust considered consolidating the ETFMG U.S. Alternative Harvest ETF with the ETFMG Alternative Harvest ETF’s financial statements. Please reference applicable gaps in your analysis. (See Dear CFO Letter 1997-02).

Response:    The Trust responds with the following:

a.The Trust will add, if appropriate, new disclosure that addresses large shareholder risk and shareholder concentration risk as principal risks of MJUS in future registration statement filings
b.The Trust will add, if appropriate, new disclosure that addresses shareholder concentration risk and control risk in future shareholder reports.
c.The Trust notes that the ETFMG Alternative Harvest ETF had a large investment in the ETFMG U.S. Alternative Harvest ETF in the Annual Report, but did not consider consolidating the financial statements as both Funds are reported within the same Annual Report. The Trust recognizes that ASC Topic 810 requires consolidation by operating companies of all majority-owned subsidiaries unless control is temporary or does not rest with the majority owner. Here, MJ’s controlling ownership interest in MJUS may be temporary as MJUS’s assets grow independently of MJ’s investment of MJUS. In addition, MJ and MJUS do not have a relationship like a parent-subsidiary relationship among operating companies. MJ and MJUS are managed independently by their investment adviser using different investment strategies and they are each under the control of a majority independent board of trustees. Therefore, the Trust does not believe that consolidation of the MJ and MJUS financial statement would be appropriate. The Trust will continue to consult with its auditors to determine the appropriate presentation for future reports.

*	*	*

If you have any questions regarding the above response, please do not hesitate to contact the undersigned at (414) 550-7433 or at kent.barnes@usbank.com.

Sincerely,

/s/ Kent Barnes
Kent P. Barnes
Vice President
U.S. Bancorp Fund Services, LLC
as Administrator for the Trust
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